Pricing Supplement No. 1 Dated August 23, 2005                   Rule 424(b)(5)
                                                            File No. 333-103812
                                                            File No. 333-122153
(To Prospectus dated January 27, 2005 and
Prospectus Supplement dated May 9, 2005) relating to First Mortgage Bonds,
Secured Medium-Term Notes, Series F

                                   $60,000,000
                               IDAHO POWER COMPANY
                       5.30% First Mortgage Bonds due 2035
 ______________________________________________________________________________

Title of Securities:                  5.30% First Mortgage Bonds due 2035 (the
                                      "Notes")

Principal Amount:                     $60,000,000

Price to Public:                      99.319% payable in immediately available
                                      funds

Purchasers' Discount:                 0.75%

Proceeds to Us after Discount:        98.569%

Interest Rate:                        5.30%

Original Issue Date:                  August 26, 2005

Original Interest Accrual Date:       August 26, 2005

Interest Payment Dates:               February 15 and August 15

Record Dates:                         January 31 and July 31

Maturity Date:                        August 15, 2035

Redemption:                           See "Optional Redemption" below

Form:                                 Book-Entry
__________________________________________________________________________
                         Banc of America Securities LLC
                                    JPMorgan
                               Wachovia Securities

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Optional Redemption:

We may, at our option, redeem the Notes, in whole at any time, or in part from time to time, prior to the maturity date, at a redemption price equal to the greater of:

o    100% of the principal amount of the Notes to be redeemed and

o as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal on the Notes to be redeemed and interest thereon (not including any portion of payments of interest accrued as of the date fixed for redemption), discounted to the date fixed for redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below), plus 20 basis points.

plus in either case interest accrued and unpaid on the principal amount of the Notes to be redeemed to the date fixed for redemption. We will mail notice of any redemption at least 30 days before the date fixed for redemption to each holder of the Notes to be redeemed.

"Treasury Rate" means, with respect to any date fixed for redemption, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such date.

"Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes to be redeemed.

"Comparable Treasury Price" means, with respect to any date fixed for redemption,

     (1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or

     (2) if such release (or any successor release) is not published or does not contain such prices on such business day, (a) the average of the Reference Treasury Dealer Quotations for such date, after excluding the highest and lowest such Reference Treasury Dealer Quotations for such date, or (b) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all the quotations received.

"Independent Investment Banker" means any one of the Reference Treasury Dealers that we may appoint.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any date fixed for redemption, the average, as determined by the trustee, of the bid and asked


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

prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m. New York City time on the third business day preceding the date fixed for redemption.

"Reference Treasury Dealer" means (1) Banc of America Securities LLC and its successors, unless it ceases to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), in which case we will substitute another Primary Treasury Dealer and (2) any other Primary Treasury Dealers that we may select.

Terms Agreement:

We have entered into a terms agreement with the purchasers of the Notes with respect to the Notes. The purchasers are committed to take and pay for all of the Notes if any are purchased. Subject to certain conditions, each purchaser has severally agreed to purchase the principal amount of the Notes indicated in the table below:

          Name                                            Principal Amount
          ----                                            ----------------

          Banc of America Securities LLC                       $24,000,000

          J.P. Morgan Securities Inc.                           18,000,000

          Wachovia Securities, Inc.                             18,000,000
                                                               -----------

            Total                                              $60,000,000
            -----                                              -----------

The Notes sold by the purchasers to the public will initially be offered at the initial price to the public set forth on the cover of this pricing supplement. Any Notes sold by the purchasers to securities dealers may be sold at a discount from the initial price to the public of up to 0.50% of the principal amount of the Notes. Any such securities dealers may resell any Notes purchased from the purchasers to certain other brokers or dealers at a discount from the initial price to the public of up to 0.25% of the principal amount of the Notes.


Interest Payment Dates:

We will make interest payments on the Notes on February 15 and August 15 of each year, commencing February 15, 2006, and at maturity. The record date for the February 15 payment of interest will be January 31 and the record date for the August 15 payment of interest will be July 31.


Use of Proceeds:

The purchasers will pay the net proceeds from the sale of the Notes to us in immnediately available funds. After our receipt of the net proceeds, the Notes will be credited to the purchasers' Depository Trust Company accounts free of payment. We will use the net proceeds from the sale of the Notes to repay the $60,000,000 5.83% First Mortgage Bonds that mature on September 9, 2005. We will temporarily invest the net proceeds in short-term discounted or interest-bearing securities until the maturity of the 5.83% First Mortgage Bonds.


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